Exhibit (b)(1)

Execution Version

Security Benefit Corporation

One Security Benefit Place

Topeka, Kansas 66636

SBEEG HOLDINGS, LLC

2780 Holdings, LLC

Las Vegas, Nevada 89109

May 9, 2016

To Whom It May Concern:

We understand that SBEEG Holdings, LLC (“SBEEG”, “you” or the “Company”) is in discussions with Morgans Hotel Group Co. (“Morgans” or the “Acquired Company”) regarding a potential acquisition of Morgans (the “Acquisition”) by a new holding company of SBEEG organized in Delaware (“New Holdco”) through a merger of Trousdale Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Holdco (“Merger Sub”), with and into Morgans, with Morgans as the surviving corporation, substantially in the manner set forth in Annex A attached hereto (the “Merger Transactions”), as a result of which Morgans will become a wholly owned subsidiary of New Holdco and a sister company of SBEEG. In connection with the Merger Transactions, SBEEG proposes to refinance all outstanding amounts under SBEEG’s existing senior secured credit agreements (the “Existing Credit Agreement” and, such refinancing, together with the Merger Transactions, the “Transactions”).

You have further advised us that, in connection therewith, New Holdco will obtain the senior secured credit facilities (the “Facilities”) described in the Summary of Terms attached hereto as Annex B, in an aggregate principal amount of up to $205,000,000, comprised of a $175,000,000 senior secured term loan facility (the “Term Loan Facility”) and a $30,000,000 senior secured revolving credit facility (the “Revolving Facility”).

1. Commitments.

In connection with the foregoing, Security Benefit Corporation (directly or through SBC Funding II, LLC or another designated affiliate) (“SBC” or the “Initial Lender”) is pleased to advise you of its commitment to provide 100% of the principal amount of the Facilities (the “Commitment”). All commitments, undertakings and agreements provided by SBC hereunder are subject to the terms and conditions set forth in this commitment letter (this letter agreement, including Annex B (the “Summary of Terms”) and each other annex and attachment hereto, collectively, the “Commitment Letter”).

2. Information.

You hereby represent that (and with respect to information relating to the Acquired Company and its subsidiaries, to the best of your knowledge) (a) all written information other than the projections (the “Information”) that has been or will be made available to us by you or any of your representatives is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the projections that have been or will be made available to us by you or any of your representatives (the “Projections”) have been or will be prepared in good faith based upon accounting principles consistent with the historical audited financial statements of SBEEG and the Acquired Company and upon assumptions that you believe to be reasonable at the time made and at the time such Projections are made available to us. You agree that if at any time prior to the closing date of the Facilities (the “Closing Date”) any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and Projections so that such representations will be correct under those circumstances. SBC and any other lenders under the Facilities (the “Lenders”) recognize that such Projections are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results, and that no assurance can be given that the projected results will be realized.

3. Conditions Precedent.

The Initial Lender’s commitments hereunder are subject to (a) the negotiation, execution and delivery of definitive documentation with respect to the Facilities consistent with the Summary of Terms and otherwise subject to the Documentation Principles, (b) the satisfaction in all respects of the conditions set forth in Annex C attached hereto and (c) from the date hereof (i) there shall be no other issues of competitive debt securities or commercial bank or other credit facilities for the Company, the Acquired Company, the New Holdco or their respective subsidiaries being announced, offered, placed or arranged and (ii) there shall have been no breach of Section 3.08(xi) of the Merger Agreement (as defined in Annex A hereto). In the event any of the foregoing conditions, events or circumstances are not satisfied prior to the Termination Date (as defined below), we reserve the right to either terminate our commitments, undertakings and agreements hereunder (and thereafter have no other or further obligations hereunder or in connection with the Facilities) or to propose alternative financing amounts or structures.

4. Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.

You acknowledge that SBC may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise. We will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you to other companies. You also acknowledge that we do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us from other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and SBC is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether SBC has advised or is advising you on other matters, (b) SBC, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of SBC, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that SBC is engaged in a broad range of transactions that may involve interests that differ from your interests and that SBC does not have any obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (e) you waive, to the fullest extent permitted by law, any claims you may have against SBC for breach of fiduciary duty or alleged breach of fiduciary duty and agree that SBC shall not have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

You further acknowledge SBC may provide financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of you, New Holdco, Acquired Company and your or their respective subsidiaries and other companies with which you, New Holdco or Acquired Company or your or their respective subsidiaries may have commercial or other relationships. With respect to any securities and/or financial instruments so held by SBC, or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

5. Assignments; Amendments; Governing Law, Etc.

This Commitment Letter shall not be assignable by you without the prior written consent (not to be unreasonably withheld) of each other party hereto (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons), and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons). Any and all obligations of, and services to be provided by, Initial Lender hereunder may be performed and any and all rights of the Initial Lender hereunder (including, without limitation, the commitment of such Initial Lender) may be exercised by or through any of its respective affiliates or branches; provided that, unless you agree otherwise in writing, the Initial Lender shall not be released from its Commitment hereunder to the extent not fully performed by such affiliate or branch. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by SBC and SBEEG. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment

Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. This Commitment Letter supersedes all prior understandings, whether written or oral, between us with respect to the Facilities or any other matter specifically addressed herein. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. NOTWITHSTANDING THE FOREGOING, (A) THE INTERPRETATION OF THE DEFINITION OF “MONROE MATERIAL ADVERSE EFFECT” (AND WHETHER OR NOT A MONROE MATERIAL ADVERSE EFFECT HAS OCCURRED), (B) THE DETERMINATION OF THE ACCURACY OF ANY MERGER AGREEMENT REPRESENTATION (AS DEFINED BELOW) AND WHETHER AS A RESULT OF ANY INACCURACY THEREOF YOU AND ANY OF YOUR AFFILIATES HAVE THE RIGHT TO TERMINATE YOUR AND ITS OBLIGATIONS THEREUNDER AND (C) THE DETERMINATION OF WHETHER THE ACQUISITION HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT SHALL, IN EACH CASE, BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

6. Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby, and agrees that all claims in respect of any such action or proceeding may be heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

7. Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

8. Confidentiality.

This Commitment Letter is delivered to you on the understanding that this Commitment Letter nor any of its terms or substance, shall be disclosed, directly or indirectly, by you to any other person except (a) to your officers, directors, employees, attorneys, accountants and advisors who are directly involved in the consideration of this matter or (b) as required by applicable law (including securities laws) or compulsory legal process (in which case you agree to inform us promptly thereof); provided that you may disclose this Commitment Letter and the contents hereof to Acquired Company and its subsidiaries and their affiliates and their respective officers, directors, employees, attorneys, accountants and advisors who are directly involved in the consideration of this matter.

In addition, please note that SBC does not provide accounting, tax or legal advice. Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Commitment Letter and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter, and (ii) no party shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter is the purported or claimed U.S. Federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. Federal income tax treatment of such transactions.

SBC shall use all nonpublic information received by it in connection with this Commitment Letter and the transactions contemplated hereby solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially, together with the terms and substance of this Commitment Letter, all such information; provided, however, that nothing herein shall prevent SBC from disclosing any such information (a) to rating agencies, (b) to any Lenders or participants or prospective Lenders or participants, (c) in any legal, judicial, administrative proceeding or other compulsory process or otherwise as required by applicable law or regulations (in which case SBC shall promptly notify you and the Acquired Company, in advance, to the extent permitted by law), (d) upon the request or demand of any regulatory authority having jurisdiction over SBC or its affiliates (in which case SBC shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, promptly notify you and the Acquired Company, in advance, to the extent lawfully permitted to do so), (e) to the employees, legal counsel, independent auditors, professionals and other experts or agents of SBC (collectively, “Representatives”) who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (f) to any of its affiliates and their respective the employees, legal counsel, independent auditors, professionals and other experts or agents of such affiliates (collectively, “Affiliate Representatives”) (provided that any such affiliate and such Affiliate Representatives are advised of their obligation to retain such information as confidential, and SBC shall be responsible for its affiliates’ and their respective Affiliate Representatives’ compliance with this paragraph) solely in connection with the Merger Transactions, (g) to the extent any such information becomes publicly available other than by reason of disclosure by SBC, its affiliates, Affiliate Representatives or Representatives in breach of this Commitment Letter, (h) to the extent that such information is received by SBC on a non-confidential basis from a third party that is not, to SBC’s knowledge, subject to confidentiality obligations owing to you, the Acquired Company or any of your or its respective affiliates or related parties, (i) to the extent that such information is independently developed by SBC or (j) for purposes of establishing a “due diligence” defense; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and SBC, including, without limitation, as agreed in any confidential information memorandum or other marketing materials) in accordance with the standard syndication processes of SBC or customary market standards for dissemination of such type of information. The provisions of this paragraph shall automatically terminate on the earlier of (x) two years following the date of this Commitment Letter and (y) the date any definitive documentation in respect of the Facilities is entered into, at which time any confidentiality undertaking in such definitive documentation shall supersede this paragraph.

9. Surviving Provisions.

The reimbursement, indemnification, confidentiality, jurisdiction, governing law and waiver of jury trial provisions contained herein shall remain in full force and effect regardless of whether definitive documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Initial Lender commitments hereunder and our agreements to perform the services described herein; provided that your obligations under this Commitment Letter, other than those provisions relating to confidentiality, shall automatically terminate and be superseded by the definitive documentation relating to the Facilities upon the initial funding thereunder to the extent covered thereby, and you shall automatically be released from all liability in connection therewith at such time.

10. PATRIOT Act Notification.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each Lender is required to obtain, verify and record information that identifies the Borrower and the Guarantors, which information includes the name, address, tax identification number and other information regarding the Borrower and the Guarantors that will allow such Lender to identify the Borrower in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to SBC and each Lender.

11. Acceptance and Termination.

If the foregoing correctly sets forth our agreement with you, please indicate your acceptance of the terms of this Commitment Letter by returning to us executed counterparts hereof not later than 5:00 p.m., New York City time, on May 9, 2016. The Initial Lender’s commitments hereunder, and our agreements to perform the services described herein, will expire automatically and without further action or notice and without further obligation to you at such time in the event that we have not received such executed counterparts in accordance with the immediately preceding sentence. In the event this Commitment Letter is accepted by you as provided above, the Initial Lender commitments hereunder, and our agreements to perform the services described herein, shall automatically terminate without further action or notice and without further obligation to you upon the earliest to occur of (i) consummation of the Acquisition (with or without the funding of the Facilities), (ii) termination of the Merger Agreement, and (iii) the “Outside Date” (as defined in the Merger Agreement as in effect on the date hereof) (the earliest of the foregoing being the “Termination Date”), if the Closing Date shall not have occurred by such time, unless each of us shall, in our discretion, agree to an extension.

[Signature page follows]

Sincerely,

Security Benefit Corporation

By:	/s/ Anthony D. Minella
Name:	Anthony D. Minella
Title:	Chief Investment Officer

[Signature Page to Debt Commitment Letter]

Accepted and agreed as of the date first written above:

SBEEG Holdings, LLC

By:	/s/ Sam Nazarian
Name:	Sam Nazarian
Title:	Chairman & Chief Executive Officer

[Signature Page to Debt Commitment Letter]

Annex A

Transactions Summary

A wholly owned subsidiary of SBEEG (“Merger Sub”) and SBEEG (collectively, the “SBE Parties”) propose to enter into the Agreement and Plan of Merger (the “Merger Agreement”) substantially in the form provided to SBC on the date hereof. A new holding company of SBEEG (“New Holdco”) will be established and, prior to the Closing (as defined in the Merger Agreement) all of SBEEG’s rights under the Merger Agreement will be assigned to New Holdco and Merger Sub will become a wholly owned subsidiary of New Holdco. Pursuant to and in connection with the Merger Agreement or as a result of the transactions contemplated thereby, the SBE Parties (a) will consummate the merger of Merger Sub with and into Morgans Hotel Group Co. (“Morgans”), with Morgans as the surviving corporation (the “Surviving Corporation”), and other transactions contemplated by the Merger Agreement, as a result of which Morgans will become a wholly owned subsidiary of New Holdco and a sister company of SBEEG and (b) will assume or otherwise become liable or otherwise cause the Surviving Corporation to assume or otherwise become liable under (or under any refinancing or replacement of the following facilities expressly permitted under the Merger Agreement): (i) the Junior Subordinated Indenture, dated as of August 4, 2006 (the “Indenture”), between Morgans Group LLC, Morgans and JPMorgan Chase Bank, National Association, as trustee, and the unsecured junior subordinated notes issued pursuant to the Indenture, as amended, (ii) the Second Amended and Restated Loan Agreement, dated as of April 29, 2010, by and between 1100 West Properties, LLC, the lenders party thereto, and BRE/EH MSB(JL) Loan Capital LLC (as successor-in-interest to Eurohypo AG, New York Branch), as amended, (iii) Second Amended and Restated Mezzanine Loan Agreement, dated as of April 29, 2010, by and between 1100 West Holdings, LLC, the Lenders a party thereto from time to time, and BRE/EH MSB(JL) Loan Capital LLC (as successor-in-interest to Eurohypo AG, New York Brach), as administrative agent for the Lenders, and the Loan Documents (as such term is defined in said Loan Agreement), last extended on March 1, 2016, (iv) Loan agreement, dated as of November 2008, by and between RMF Capital, LLC and 1100 West Holdings II, LLC, as amended by the First Amendment dated as of April 29, 2010, (v) Loan Agreement, dated as of February 6, 2014 (the “Mortgage Loan Agreement”), by and among Henry Hudson Holdings LLC, 58th Street Bar Company LLC, Hudson Leaseco LLC and Beach Hotel Associates LLC, as borrowers, and Citigroup Global Markets Realty Corp. and Bank of America, N.A., as lenders, as amended, (vi) Mezzanine A Loan Agreement, dated as of February 6, 2014, by and among Citigroup Global Markets Realty Corp., Bank of America, N.A. and Hudson Delano Senior Mezz LLC, as amended (the “Mezzanine A Loan Agreement”), (vii) Mezzanine B Loan Agreement, dated as of February 6, 2014, by and among Citigroup Global Markets Realty Corp., Bank of America, N.A. and Hudson Delano Junior Mezz LLC, as amended (the “Mezzanine B Loan Agreement”), (viii) Non-negotiable promissory note, dated August 8, 2012, by and between Morgans Group LLC and CGLV Holdings LLC, (ix) Guaranty and Suretyship Agreement, dated as of August 8, 2012, by Morgans Hotel Group Co. in favor of CGLV Holdings LLC, (x) Limited Recourse Guaranty, dated as of February 6, 2014, by Morgans Hotel Group Co. in favor of Citigroup Global Markets Realty Corp. and Bank of America, N.A, (xi) Limited Recourse Guaranty (Mezzanine A Loan), dated as of February 6, 2014, by Morgans Hotel Group Co., in favor of Citigroup Global Markets Realty Corp. and Bank of America, N.A. (xii) Limited Recourse Guaranty (Mezzanine B Loan), dated as of February 6, 2014, by Morgans Hotel Group Co. in favor of Citigroup Global Markets Realty Corp. and Bank of America, N.A., and (xiii) Limited Guaranty of Lease, dated as of

September 17, 2010, made by Morgans Group LLC to and for the benefit of Hasina LLC, Tarstone Hotels LLC, Kalpana, LLC, Rigg Hotel, LLC, and JRIA, LLC (collectively, the “Merger Transactions”).

Annex B

Summary of Terms

1.	Borrower:	New Holdco

2.	Guarantors/Security Providers

All domestic subsidiaries of the Borrower, including SBEEG and the Acquired Company (collectively, the “Guarantors”); provided, however, that the Guarantors shall not include (i) subsidiaries of SBEEG that are not currently loan parties under the Existing Credit Agreement and which are not required to be loan parties thereunder, (ii) the entities listed on Annex D attached hereto and (iii) and certain immaterial subsidiaries of New Holdco to be agreed.

SBEEG agrees that no party listed on Annex D shall be or become the counterparty entitled to receive payment for any licensing or branding under any management, licensing or other agreement relating to the Mondrian South Beach Hotel.

3.	Lender:	SBC Funding II, LLC, or another affiliate of Security Benefit Corporation

4.	Facility Amount:	Term Facility: USD 175,000,000 Revolving Facility: USD 30,000,000

5.	Currency:	United States Dollars

6.	Purpose:	The Term Facility will be used solely to refinance existing indebtedness of SBEEG under the Existing Credit Agreement, to pay a portion of the purchase price under the Merger Agreement, to refinance, redeem, satisfy and discharge, defease or repay certain additional existing indebtedness of SBEEG, the Acquired Company and/or their respective subsidiaries, and to pay fees and expenses incurred by the Borrower and its subsidiaries in connection with the Merger Transactions. The Revolving Facility will be available for general corporate and working capital requirements of the Borrower and its subsidiaries.

7.	Final Maturity Date:	5 years

8.	Margin:	7.0% p.a.

9.	Interest	Libor plus Margin; provided that there will be a Libor “floor” of 1%.

10.	Security:

First priority security over all assets of the Borrower and the Guarantors (including up to 66 2/3% of the equity of any foreign subsidiary) subject to exceptions (including for immaterial assets) to be mutually agreed, and subject to the Documentation Principles; provided, however, that pledged assets shall not include assets to the extent the pledge thereof would be prohibited under Section 6.2(a) of the Mortgage Loan Agreement, the Mezzanine A Loan Agreement or the Mezzanine B Loan Agreement.

Notwithstanding the above, immediately upon the termination, repayment in full or refinancing of the Mortgage Loan Agreement, a first priority security interest shall come into effect, for the benefit of the Lender, in the equity interest of the Acquired Company and Hudson Delano Junior Mezz LLC (or an intermediate holding company of such entity).

11.	Representations and Warrants:	Customary for the type of transaction proposed and others to be mutually agreed upon, subject to the Documentation Principles.

12.	Affirmative and Negative Covenants:	Customary for the type of transaction proposed and others to be mutually agreed upon, subject to the Documentation Principles.

13.	Financial Covenants	To be agreed subject to the Documentation Principles.

14.	Conditions Precedent:	Only those conditions set forth in Annex C.

15.	Governing Law:	New York (or the appropriate local law in the case of security documents).

16.	Agency Fees	Borrower shall pay an agency fee in the same amount as under the Existing Credit Agreement to SBC or its affiliates.

17.	Fees and Expenses:	Borrower shall pay, or for amounts due prior to completion of the Acquisition, SBEEG shall pay, all reasonable and documented expenses (including reasonable and documented legal fees) of the Lender, whether or not the transaction closes.

18.	Definitive Documentation	The definitive documentation for the Facilities shall contain the terms set forth in this Summary of Terms. With respect to terms not expressly set forth herein, such definitive documentation shall be substantially consistent with the Existing Credit Agreement, with modifications to reflect, taking into account market conditions, (i) materiality qualifications and other exceptions that give effect to and/or permit the Merger Transactions, (ii) baskets, thresholds and exceptions that are to be agreed in light of the EBITDA, total assets and leverage level of the Borrower and its subsidiaries (after giving effect to the Merger Transactions), (iii) such other modifications to reflect the operational and strategic requirements of the Borrower and its subsidiaries (after giving effect to the Merger Transactions) in light of their size, total assets, geographic locations, industry (and risks and trends associated therewith), businesses, business practices, operations, financial accounting and (iv) modifications to reflect changes in law or accounting standards since the date of the Existing Loan Agreement. The foregoing principles are referred to herein as the “Documentation Principles”.

Annex C

Conditions Precedent

Except as otherwise set forth below, the initial borrowing under each of the Facilities shall be subject to the following additional conditions precedent (which shall be satisfied prior to or substantively concurrent with the Merger Transactions):

1. The Merger Transactions contemplated by the Merger Agreement shall be consummated simultaneously or substantively concurrent with the initial borrowing under the Facilities in accordance with applicable law and on the terms described in the Merger Agreement, without giving effect to any waiver or other modification thereof by SBEEG that is materially adverse to the interests of the Lenders or SBC not approved by SBC (which approval shall not be unreasonably withheld or delayed).

2. The satisfaction in full or valid waiver, on or before the initial borrowing under the Facilities, of all conditions precedent to the purchase of preferred equity of New Holdco pursuant to that certain letter agreement, dated of even date herewith, between Cain Hoy Enterprises LP and SBEEG Holdings, LLC.

3. SBC shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income of New Holdco and its subsidiaries as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days before the Closing Date, prepared after giving effect to the Merger Transactions as if the Merger Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other statements of income).

4. The Specified Representations (as defined below) shall be true and correct in all material respects (or, if qualified by materiality, in all respects) and the Merger Agreement Representations (as defined below) shall be true and correct in all respects (except in the case of any such Merger Agreement Representation that expressly relates to a given date or period, such Merger Agreement Representation shall be true and correct in all respects as of such date or period, as the case may be); provided that, notwithstanding anything in this Annex C, the Commitment Letter, the Summary of Terms or any other letter agreement or other undertaking concerning the financing of the Merger Transactions to the contrary, (a) the only representations the accuracy of which shall be a condition to the availability of the Facilities on the Closing Date shall be (i) such of the representations made by or with respect to the Acquired Company in the Merger Agreement as are material to the interests of the Lenders (but only to the extent that SBEEG has the right to terminate its obligations under the Merger Agreement or not consummate the transactions thereunder as a result of a breach of such representations in the Merger Agreement) (such representations, the “Merger Agreement Representations”) and (ii) the Specified Representations (as defined below) made by the Borrower and the Guarantors in the documentation for the Facilities, and (b) the terms of the documentation for the Facilities shall be such that they do not impair the availability of the Facilities on the Closing Date if the conditions set forth herein are satisfied (it being understood that to the extent any collateral (other than any collateral the security interest in which may be perfected by the filing of a financing statement under the Uniform Commercial Code, the filing of customary intellectual property security filings with the United States Patent and Trademark Office or the United States Copyright Office, and the delivery of stock certificates (if any) and stock powers with respect to the outstanding equity interests of material domestic subsidiaries of New Holdco (including SBEEG, the Acquired Company and its material subsidiaries)) is not or cannot be provided or perfected on the Closing Date after your use of commercially reasonable efforts to do so, the provision or perfection of such collateral shall not constitute a condition precedent to the availability of the Facilities on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed by SBC and SBEEG. “Specified Representations” means the representations of the Borrower and the Guarantors (after giving effect to the Merger Transactions) relating to due organization; corporate power and authority to enter into the documentation relating to the Facilities; due authorization, execution, delivery and enforceability of such documentation; no conflicts with organizational documents; Federal Reserve margin regulations, solvency, PATRIOT Act and anti-terrorism law compliance (including OFAC and FCPA); subject in all respects to the foregoing provisions of this paragraph and permitted liens, creation, validity and perfection of the liens on and security interest in the intended collateral; and the Investment Company Act.

5. There shall not have occurred any event or condition that has caused, or would reasonably be expected to cause, a Monroe Material Adverse Effect (as such term is defined in the Merger Agreement in effect on the date hereof).

6. SBC shall have received (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Company and its subsidiaries for the most recently completed fiscal year ended at least 90 days before the Closing Date, and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Company and its respective subsidiaries for each subsequent fiscal quarter ended at least 45 days before the Closing Date.

7. The definitive documentation for the Facilities shall have been executed and delivered and SBC shall have received (i) customary legal opinions, evidence of authority, charter documents, and officers’ certificates as to the Borrower and the Guarantors, (ii) customary lien searches, (iii) a customary borrowing request, (iv) a customary closing certificate, (v) a customary solvency certificate of the chief financial officer (or other officer with reasonably equivalent responsibilities) of New Holdco certifying that New Holdco and its subsidiaries, on a consolidated basis after giving effect to the Merger Transactions and the Facilities, are solvent, and (vi) subject to paragraph 3 above, all security interests granted to the Initial Lender (or its agent) shall be a first priority, perfected security interest to the extent provided in such definitive documentation.

8. Receipt by the Initial Lender at least 5 business days prior to the Closing Date of all information with respect to the Borrower and the Guarantors reasonably requested by them in writing at least 10 business days prior to the Closing Date under applicable “know-your-customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act.

Annex D

Excluded Subsidiaries

•	1100 West Properties LLC

•	1100 West Holdings, LLC

•	1100 West Holdings II, LLC

•	MHG Capital Trust I

•	Henry Hudson Holdings LLC

•	58th Street Bar Company LLC

•	Hudson Leaseco LLC

•	Beach Hotel Associates LLC

•	Hudson Delano Junior Mezz LLC

•	Hudson Delano Senior Mezz LLC

•	Hudson Managing Member LLC

•	Hudson Residual Interests, Inc.

•	Hudson Pledgor LLC

•	MC South Beach LLC*

•	RMF Capital, LLC*

•	MB Las Vegas Holdings LLC*

•	Cape SoHo Hotel, LLC*

•	Cedar Hotel Holdings LLC*

•	Cedar Hotel LLC*

•	Christopher Hotel Holdings LLC*

•	Hard Rock Hotel Holdings, LLC*

•	Hard Rock Hotel Inc. *

•	SC Philips Clark LLC*

•	Sochin Downtown Realty, LLC*

•	Sochin Realty Managers, LLC*

*	With respect to these entities, the parties hereto have agreed (i) to determine in good faith whether these entities are contractually prohibited from providing guarantees, security or pledges of equity interests and (ii) to exclude from this Annex D any such entity that is not contractually prohibited from providing guarantees, security or pledges of equity interests and for which the necessary consents are not obtained prior to the Closing Date.